UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-49783

CUSIP Number: 87229R102

NOTIFICATION OF LATE FILING

(Check one): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q

/ / Form N-SAR / / Form N-CSR

For Period Ended: June 30, 2005

/ / Transition Report on Form 10-K

/ / Transition Report on Form 20-F

/ / Transition Report on Form 11-K

/ / Transition Report on Form 10-Q

/ / Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TCI Solutions, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

17752 Skypark Circle, Suite 160

Address of Principal Executive Office (STREET AND NUMBER)

Irvine, California 92614

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/x/

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant currently still finalizing its financial statements and related disclosures, particularly with respect to the application of accounting standards relating to the Registrant’s acquisition by Retalix Ltd., for inclusion in its Quarterly Report on form 10-QSB for the quarter ended June 30, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Victor Hamilton (949) 476-1122

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes /X/ No / /

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes /X/ No /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There was a significant increase in the Registrant's net loss from June 30, 2004 to June 30, 2005, mainly attributable to the acquisition costs and amortization of identifiable intangibles incurred as a result of the Registrant’s acquisition by Retalix Ltd. as well as the bankruptcy of two significant customers (one in 2004 and one in 2005). The Registrant anticipates a loss of $1.4 million for the three months ended June 30, 2005 compared to a loss of $808,000 for the three months ended June 30, 2004.

TCI Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY NAME CORPORATION

Date August 12, 2005	By:	/s/ Victor Hamilton
Victor Hamilton Acting Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).